



Bradley Jacobs · 2nd

Work for yourself, earn your true value, make your own hours with Mylance | ex-Uber Ops & Launch

San Francisco, California, United States · **Contact info**

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M Mylance

Duke University, Pratt School of Engineering

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This is why I started Mylance. I lived this life and I want to enable it for everyone else....

t! This one is for $5k,

hasn't even been 2 m

w making more than

Thanks Bradley and I

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Mylance
mylance.co

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Each professional step I've taken I've been scared. Scared of failing. Scared...

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So true 👏

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Everything I've accomplished in my career, I had to ask for. I wanted to wo...

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Congrats Joe Shone!!

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Experience

Founder and CEO
Mylance · Full-time
Sep 2019 – Present · 1 yr 9 mos
San Francisco Bay Area

I started Mylance because I'm passionate about intentional work. Use your skills to work on your time, and for your goals. The truth is, you don't know your true value until you work for yourself. I love working with incredibly talented people, and our team at Mylance is working to embrace the changing landscape of work. Reach out to learn more: info@mylance.co and it'll get to our team

Managing Partner
JO Advisors
Feb 2019 – Present · 2 yrs 4 mos
San Francisco Bay Area

Leveraging my experience at Uber Freight to advise logistics start-ups.

Board Member
We Just Imagine
Jun 2018 – Present · 3 yrs

On Deck Fellow
On Deck · Apprenticeship
Apr 2020 – Jun 2020 · 3 mos
Joined On Deck to collaborate with a passionate, talented group of like-minded individuals starting companies. Launched and am growing Mylance

Uber
4 yrs 6 mos

Head of Carrier Operations, Uber Freight
Jan 2017 – Oct 2018 · 1 yr 10 mos
San Francisco Bay Area

I joined Uber Freight at its launch, starting and building up its operations team, and playing a key role in the initial strategy and operations. In this role I shaped the direction of Uber Freight's Carrier Strategy as it related to carrier acquisition and engagement, and played a key role in marketplace dynamics, pricing, product prioritization, and service expar ...see more

Launch Manager UberEATS
May 2016 – Jan 2017 · 9 mos
Miami/Fort Lauderdale Area and Milan, Italy

Head launcher for Miami and Milan for UberEATS. To do this, I designed and executed a grassroots-marketing plan including the creation of a courier and restaurant base to give Uber a competitive advantage in both Miami and Milan. Navigated a complex tax and regulatory market in Italy resulting in a successful business strategy   ...see more

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Education

Duke University, Pratt School of Engineering
B.S.E, Mechanical Engineering
Activities and Societies: Duke Club Golf, Tour Guide, Intramural Sports, Basketball Official

Relevant Courses: Managerial Finance, Computer Methods in Engineering, Linear Algebra, Control Systems, Mechatronics,
Ord. & Prtl. Differential Equations, Multi Variable Calculus, Engineering Innovation, Analysis for Design

University of New South Wales
Fluid Mechanics, Engineering Materials and Chemistry, Aerospace Systems and Avionics



